

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2013

<u>Via E-mail</u>
Mr. Anthony Hayes
Chief Executive Officer
Spherix Incorporated
7927 Jones Branch Drive, Suite 3125
Tysons Corner, Virginia 22102

>   **Re: Spherix Incorporated**
>   **Form PRE 14A**
>   **Filed October 15, 2013**
>   **Form PRER 14A**
>   **Filed November 4, 2013**
>   **File No. 000-05576**

Dear Mr. Hayes:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note Proposal 2 seeks authorization to issue securities in one or more non-public offerings. We further note on page 21 that, in the event such issuance of stock pursuant to the offering(s) will result in a change of control, stockholder approval for this proposal "will also constitute approval of any change of control." Please revise to unbundle these separate issues and tell us the basis under state law for the statement that no shareholder vote will be sought regarding a change of control. Rule 14a-4(a)(3) requires that the form of proxy "shall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters …"

2. We similarly note Proposal 3 seeks shareholder approval for amendments to the company's Certificate of Incorporation, including amendments regarding an increase in authorized number of common stock and preferred stock shares and an amendment

requiring indemnification of company directors, officers and agents. Please revise to unbundle the separate matters set forth in proposal 3.

3. Please revise to provide the disclosure required by Schedule 14A Item 10(a)(2)(iii) for the company's 2014 Equity Incentive Plan, set forth in Proposal 8, or advise as appropriate. Include in this revised disclosure, benefits or amounts that would have been received or allocated to outside consultants.

4. We note Proposal 9 seeks "ratification of all prior corporate actions taken pursuant to stockholder approval." It is unclear to what corporate actions you are referring. Please revise to provide complete Schedule 14A Item 20 disclosure, as appropriate, for each corporate action contemplated by this Proposal. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director